UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Avid Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05367P100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 759,721
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 759,721
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 311,461
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 311,461
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,159,487
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,159,487
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,159,487
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,159,487
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,159,487
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,159,487
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,159,487
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,159,487
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,159,487
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,159,487
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,159,487
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,159,487
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,159,487
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,159,487
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON JEFFREY T. BINDER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,895
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,895
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05367P100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with Starboard V&O Fund’s withdrawal of its nominations described in Item 4, Jeffrey T. Binder and Edward Terino will no longer be members of a Section 13(d) group with the other Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 759,721 Shares beneficially owned by Starboard V&O Fund is approximately $5,795,380, excluding brokerage commissions.  The aggregate purchase price of the 311,461 Shares beneficially owned by Starboard LLC is approximately $2,349,575, excluding brokerage commissions.  The aggregate purchase price of the 88,305 Shares held in the Starboard Value LP Account is approximately $758,485, excluding brokerage commissions.

The Shares purchased by Mr. Terino were purchased with personal funds in open market purchases.  The aggregate purchase price of the 14,895 Shares directly owned by Mr. Terino is approximately $100,654, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 10, 2012, Starboard V&O Fund delivered a letter to the Issuer withdrawing its nominations of Jeffrey T. Binder, Peter A. Feld and Edward Terino for election to the Board of Directors of the Issuer at the 2012 annual meeting of shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is calculated based on 38,605,460 Shares outstanding, as of November 7, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, as amended, filed with the Securities and Exchange Commission on November 10, 2011.

A.	Starboard V&O Fund

(a)	As of the close of business on February 9, 2012, Starboard V&O Fund beneficially owned 759,721 Shares.

Percentage: Approximately 2.0%.

CUSIP NO. 05367P100

(b)	1. Sole power to vote or direct vote: 759,721
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 759,721
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on February 9, 2012, Starboard LLC beneficially owned 311,461 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 311,461
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 311,461
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on February 9, 2012, 88,305 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 759,721 Shares owned by Starboard V&O Fund and (ii) 311,461 Shares owned by Starboard LLC.

Percentage: Approximately 3.0%.

(b)	1. Sole power to vote or direct vote: 1,159,487
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,159,487
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP, through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 759,721 Shares owned by Starboard V&O Fund, (ii) 311,461 Shares owned by Starboard LLC and (iii) 88,305 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.0%.

CUSIP NO. 05367P100

(b)	1. Sole power to vote or direct vote: 1,159,487
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,159,487
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 759,721 Shares owned by Starboard V&O Fund, (ii) 311,461 Shares owned by Starboard LLC and (iii) 88,305 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.0%.

(b)	1. Sole power to vote or direct vote: 1,159,487
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,159,487
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 759,721 Shares owned by Starboard V&O Fund, (ii) 311,461 Shares owned by Starboard LLC and (iii) 88,305 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.0%.

(b)	1. Sole power to vote or direct vote: 1,159,487
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,159,487
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 759,721 Shares owned by Starboard V&O Fund, (ii) 311,461 Shares owned by Starboard LLC and (iii) 88,305 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.0%.

CUSIP NO. 05367P100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,159,487
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,159,487

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Mr. Binder

(a)
As of the close of business on February 9, 2012, Mr. Binder did not directly own any Shares.  Mr. Binder, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Mr. Binder disclaims beneficial ownership of such Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Binder since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Mr. Terino

(a)
As of the close of business on February 9, 2012, Mr. Terino directly owned 14,895 Shares.  Mr. Terino, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Mr. Terino disclaims beneficial ownership of such Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 14,895
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,895
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Terino since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 05367P100

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of February 8, 2012, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 05367P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell, Peter A. Feld, Jeffrey T. Binder and Edward Terino

CUSIP NO. 05367P100

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

10,322	8.5933	12/29/11
102,200	8.6000	12/29/11
25,550	8.5406	12/30/11
10,110	8.5994	01/03/12
14,619	8.5923	01/04/12
28,554	8.5985	01/05/12
9,422	8.6000	01/06/12
3,700	8.5988	01/06/12
228	8.8848	01/18/12
(9,535)	9.6516	01/19/12
(16,674)	9.6725	01/20/12
(28,292)	9.7584	01/23/12
(30,652)	9.6969	01/24/12
(13,297)	9.6716	01/25/12
(7,038)	9.7621	01/26/12
(25,923)	9.8438	01/27/12
(22,931)	9.9244	01/30/12
(8,580)	9.7055	01/31/12
(38,032)	9.7861	02/01/12
(29,167)	10.0216	02/02/12
(44,850)	10.5488	02/03/12
(42,217)	10.5398	02/06/12
(16,381)	10.3500	02/06/12
(27,915)	10.0721	02/07/12
(147,425)	11.9690	02/08/12
(229,413)	11.8892	02/08/12
(160,780)	12.0217	02/09/12

STARBOARD VALUE AND OPPORTUNITY S LLC

3,818	8.5933	12/29/11
37,800	8.6000	12/29/11
9,450	8.5406	12/30/11
2,921	8.5994	01/03/12
4,224	8.5923	01/04/12
8,251	8.5985	01/05/12
2,722	8.6000	01/06/12
1,069	8.5988	01/06/12
66	8.8848	01/18/12
(3,909)	9.6516	01/19/12
(6,836)	9.6725	01/20/12
(11,599)	9.7584	01/23/12

CUSIP NO. 05367P100

(12,566)	9.6969	01/24/12
(5,451)	9.6716	01/25/12
(2,885)	9.7621	01/26/12
(10,627)	9.8438	01/27/12
(9,401)	9.9244	01/30/12
(3,518)	9.7055	01/31/12
(15,592)	9.7861	02/01/12
(11,957)	10.0216	02/02/12
(18,387)	10.5488	02/03/12
(17,307)	10.5398	02/06/12
(6,715)	10.3500	02/06/12
(11,445)	10.0721	02/07/12
(60,440)	11.9690	02/08/12
(94,052)	11.8892	02/08/12
(65,915)	12.0217	02/09/12

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

6,060	8.5933	12/29/11
60,000	8.6000	12/29/11
15,000	8.5406	12/30/11
4,675	8.5994	01/03/12
6,759	8.5923	01/04/12
13,202	8.5985	01/05/12
4,356	8.6000	01/06/12
1,711	8.5988	01/06/12
106	8.8848	01/18/12
(1,108)	9.6516	01/19/12
(1,938)	9.6725	01/20/12
(3,288)	9.7584	01/23/12
(3,563)	9.6969	01/24/12
(1,546)	9.6716	01/25/12
(818)	9.7621	01/26/12
(3,013)	9.8438	01/27/12
(2,666)	9.9244	01/30/12
(997)	9.7055	01/31/12
(4,420)	9.7861	02/01/12
(3,390)	10.0216	02/02/12
(5,213)	10.5488	02/03/12
(4,907)	10.5398	02/06/12
(1,904)	10.3500	02/06/12
(3,245)	10.0721	02/07/12
(17,135)	11.9690	02/08/12
(26,665)	11.8892	02/08/12
(18,688)	12.0217	02/09/12

CUSIP NO. 05367P100

JEFFREY T. BINDER

(5,000)	11.8330	02/08/12
(1,000)	11.9800	02/09/12

EDWARD TERINO

(10,105)	12.0000	02/09/12